Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March 2008	Commission File Number 1-11854

Natuzzi S.p.A.
(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___)

NATUZZI S.P.A. Fourth Quarter and Full Year 2007 Consolidated Financial Results and Conference Call

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or “the Company”) will release FOURTH QUARTER AND FULL YEAR 2007 CONSOLIDATED FINANCIAL RESULTS on Monday March 31, 2008 at 4:00 p.m. New York time (9:00 p.m. London time – 10:00 p.m. Italian time).

Pasquale Natuzzi, Chief Executive Officer and Chairman, Salvatore Gaipa, Chief Financial Officer and Nicola Dell’Edera, Finance Director, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time – 4:00 p.m. Italian time) on Tuesday April 1, 2008.

ABOUT NATUZZI S.P.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

Italy’s largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 125 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 173 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

CONTACT:
Natuzzi S.p.A.
Tel.:+39 080 8820.111
Fax: +39 080 8820.241
or
Investor Relations Dept.
Tel.: +39 080 8820.812
investor_relations@natuzzi.com
or
Corporate Press Office
Tel.: +39 080 8820.124
relazioni.esterne@natuzzi.com
Website
www.natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Natuzzi S.p.A.
(Registrant)

Date:	March 26, 2008	By:	/s/ SALVATORE GAIPA
Salvatore Gaipa